SUNDANCE GEOLOGICAL LTD.

1419 – 133 A Street
Surrey BC V4A 6A2
   Cell Ph 604-351-4675
Email  sunven@telus.net

CONSENT OF QUALIFIED PERSON

I, C. Stewart Wallis, consent to the public filing of the technical report titled “Technical Report on the Bootheel Project for Jet Metal Corp. and The Bootheel Project, LLC” and dated May 20, 2015, (the “Technical Report”) by Jet Metal Corp.

I also consent to any extracts from or a summary of the Technical Report in the Annual Report on Form 20-F for the financial year ended April 30, 2014, dated August 25, 2014, of Jet Metal Corp. (the “Annual Report”)

I certify that I have read the Annual Report filed by Jet Metal Corp. and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Dated this 16th day of June 2015

C. Stewart Wallis P.Geo.
President
Sundance Geological Ltd.